Exhibit 99.1

SSE Stock Code: 688472	SSE Stock Abbreviation: CSI Solar

CSI Solar Co., Ltd.

2025 Full Year Earnings Forecast Announcement

The board of directors of CSI Solar Co., Ltd. (the “Company”) and all members of the board of directors guarantee that the information of this public announcement contains no misrepresentations, misleading statements or material omissions, and they are legally responsible for the truthfulness, accuracy and completeness of the information contained herein.

1. Earnings Forecast for the Current Reporting Period

(1) Period Covered by the Earnings Forecast

January 1, 2025 to December 31, 2025.

(2) Earnings Forecast

1. Based on preliminary calculations by the Company’s finance department, the expected net profit attributable to shareholders of the Company for 2025 is between RMB 900 million and RMB 1,100 million. Compared with 2024 (as disclosed in statutory financial statements), this represents a decrease of RMB 1,347.3502 million to RMB 1,147.3502 million, a year-on-year decrease of 60% to 51%.

2.The expected net profit attributable to shareholders of the Company after deducting non-recurring gains and losses for 2025 is between RMB 900 million and RMB 1,100 million. Compared with 2024 (as disclosed in statutory financial statements), this represents a decrease of RMB 1,326.4682 million to RMB 1,126.4682 million, a year-on-year decrease of 60% to 51%.

(3) This earnings forecast has not been audited by certified public accountants.

2. Financial Results of the Same Period in 2024

(1) Total profit: RMB 2,579.7345 million. Net profit attributable to shareholders of the Company: RMB 2,247.3502 million. Net profit attributable to shareholders of the Company after deducting non-recurring gains and losses: RMB 2,226.4682 million.

(2) Basic earnings per share: RMB 0.61.

3. Principal Reasons for the Changes in Financial Results

In 2025, the overall supply-demand imbalance in the photovoltaic industry persisted, and the industry remained at cyclical lows. Utilization rates across the industry chain declined, compounded by international trade protection policies and significant increases in costs such as polysilicon and silver paste. These factors further pressured the profitability of companies within the photovoltaic industry.

Amid intensifying industry competition and increased external uncertainties, the Company adhered to the "profit-first principle" in its sales strategy and proactively optimized its shipment mix and delivery cadence, focusing on high-value regions and long-term strategic customers, and steadily increasing its market share in key markets. A large volume of the Company’s previously accumulated energy storage project pipeline and contracted backlog entered the execution and monetization phase. The Company’s energy storage business—supported by its global brand and channel presence, integrated solutions, and long-term service capabilities—provided strong support for maintaining a healthy level of profitability.

The Company will continue to assume greater social responsibility through globalized supply chain operations, a customer-demand-driven approach, and increased focus on carbon footprint management and ESG considerations. Leveraging its global cross-cultural operational capabilities, the Company aims to create and share value for customers and the global community, upholding globalization amidst de-globalization trends. The Company will increase its investment in research and development and further strengthen technological innovation to advance its differentiated technology strategy. The Company will continue to strengthen its leading position in the energy storage sector, and, by actively participating in downstream value growth opportunities, expand into emerging markets and additional application scenarios, thereby supporting sustainable long-term development.

4. Risk Factors

This earnings forecast is based on calculations made by the Company’s finance department using its professional judgment and has not been audited by certified public accountants. The Company has not identified any material uncertain factors that would affect the accuracy of the information contained in this earnings forecast.

5. Other Reminders

The above forecasted data are preliminary. The financial data to be officially disclosed in the Company’s 2025 audited annual report shall prevail as final. Investors are advised to take note of investment risks.

We hereby announce the above.

Board of Directors of CSI Solar Co., Ltd.

January 31, 2026

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “may”, “will”, “expect”, “anticipate”, “future”, “ongoing”, “continue”, “intend”, “plan”, “potential”, “prospect”, “guidance”, “believe”, “estimate”, “is/are likely to” or similar expressions, the negative of these terms, or other comparable terminology. These forward-looking statements include, among other things, our expectations regarding global electricity demand and the adoption of solar and battery energy storage technologies; our growth strategies, future business performance, and financial condition; our transition to a long-term owner and operator of clean energy assets and expansion of project pipelines; our ability to monetize project portfolios, manage supply chain fluctuations, and respond to economic factors such as inflation and interest rates; our outlook on government incentives, trade measures, regulatory developments, and geopolitical risks; our expectations for project timelines, costs, and returns; competitive dynamics in solar and storage markets; our ability to execute supply chain, manufacturing, and operational initiatives; access to capital, debt obligations, and covenant compliance; relationships with key suppliers and customers; technological advancement and product quality; and risks related to intellectual property, litigation, and compliance with environmental and sustainability regulations. Other risks were described in Canadian Solar’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on April 30, 2025. Although Canadian Solar believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Inherent Uncertainty of the Forecast

The forecast should be read in conjunction with the assumptions and qualifications set forth herein. The forecast is based on numerous assumptions, many of which are beyond our control, and some or all of which may not materialize.

Additionally, to the extent that the assumptions inherent in the forecast are based upon future business decisions and objectives, they are subject to change. Although the forecast is presented with numerical specificity and is based on reasonable expectations developed by our management, the assumptions and estimates underlying the forecast are subject to significant business, economic, regulatory and competitive uncertainties and contingencies, many of which are beyond the control of CSI Solar and Canadian Solar. Accordingly, the forecast is only an estimate and is necessarily speculative in nature. It is expected that some or all of the assumptions in the forecast will not be realized and that actual results will vary from the forecast. Such variations may be material and may increase over time. In light of the foregoing, readers are cautioned not to place undue reliance on the forecast. The forecast should not be regarded as a representation or warranty by Canadian Solar, CSI Solar or any other person that the forecast can or will be achieved.

PRC GAAP

CSI Solar’s financial statements were prepared in accordance with PRC GAAP, whereas Canadian Solar’s financial statements are prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). PRC GAAP differs materially from U.S. GAAP. We have not prepared a reconciliation of the financial statements between PRC GAAP and U.S. GAAP and has not quantified such differences. In addition, Canadian Solar’s financial statements eliminate all intercompany transactions between Canadian Solar and its subsidiaries. As a result, CSI Solar’s financial statements are not directly comparable to the corresponding consolidated financial performance of Canadian Solar. Investors should consult their own professional advisors for an understanding of the differences between PRC GAAP and U.S. GAAP and how those differences might affect the information contained in the financial statements.

No Audit or Review

The financial statements above have not been audited or reviewed by the independent public accountants of Canadian Solar or CSI Solar. The financial statements should not be relied upon by investors to provide the same type or quality of information as information that has been subject to an audit or review by independent auditors.